July 14, 2021

VIA EDGAR

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Jason Drory

Re:	AdaptHealth Corp. Registration Statement on Form S-3 Filed June 29, 2021 File No. 333-257493

Dear Mr. Drory:

Reference is made to the Registration Statement on Form S-3 filed by AdaptHealth Corp. (the “Company”) with the U.S. Securities and Exchange Commission on June 29, 2021 (File No. 333-257493) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on July 16, 2021 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact Michael Brandt or Danielle Scalzo of Willkie Farr & Gallagher LLP at (650) 887-8962 or (212) 728-8620, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

July 14, 2021

Very truly yours,

AdaptHealth Corp.

By:	/s/ Stephen Griggs
Name: Stephen Griggs
Title: Chief Executive Officer

Via E-mail:
cc:	Michael Brandt
Danielle Scalzo
Willkie Farr & Gallagher LLP